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                            October 23, 2023

       Ngan Ching Shun
       Chief Executive Officer
       New Century Logistics (BVI) Ltd
       Office A-E, 33/F, King Palace Plaza
       55 King Yip Street, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: New Century
Logistics (BVI) Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed October 10,
2023
                                                            File No. 333-274115

       Dear Ngan Ching Shun:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 7, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed October 10, 2023

       Compensation, page 104

   1. Please update your executive compensation disclosure to reflect the most recently completed fiscal year.
For guidance, refer to Item 6.B of Form 20-F.
 Ngan Ching Shun
FirstName LastNameNgan    Ching
New Century  Logistics (BVI) Ltd Shun
Comapany
October 23,NameNew
            2023      Century Logistics (BVI) Ltd
October
Page 2 23, 2023 Page 2
FirstName LastName
        Please contact Yong Kim, Staff Accountant, at (202) 551-3323 or John Cannarella, Staff
Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Huan Lou, Esq.